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                              ARMOR HOLDINGS, INC.
                           1400 Marsh Landing Parkway
                           Jacksonville, Florida 32250
                                  904-741-5400



                                                     January 22, 2004


VIA EDGAR


Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549


                  Re: Armor Holdings, Inc. (the "Registrant") Registration Statement on Form S-4
                           File No.: 333-109032

Gentlemen/Ladies:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the above-referenced Registration Statement originally filed with the Commission on September 23, 2003 and declared effective by the Commission on November 10, 2003.

         The Registrant has not issued or sold any securities pursuant to the above-referenced Registration Statement.

         Please issue an order granting withdrawal of the above-referenced Registration Statement and deliver a facsimile copy of such order to the undersigned care of Robert L. Lawrence, Kane Kessler, P.C., at (212) 245-3009. If you have any questions with regard to this withdrawal request, please contact Robert L. Lawrence at (212) 519-5103.



                                           Yours very truly,

                                           ARMOR HOLDINGS, INC.



                                           By:/s/ Robert R. Schiller
                                              ----------------------------
                                                  Robert R. Schiller
                                                  President and Chief Financial
                                                  Officer